Filed by Pinnacle Entertainment, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pinnacle Entertainment, Inc.

Commission File No.: 001-13641

Date: March 23, 2016

PINNACLE ENTERTAINMENT RECEIVES MISSOURI GAMING COMMISSION

APPROVAL TO COMPLETE ITS PROPOSED TRANSACTION WITH GAMING &

LEISURE PROPERTIES, INC.

LAS VEGAS, March 23, 2016 — Pinnacle Entertainment, Inc. (NASDAQ: PNK) (“PNK”) announced today that the Missouri Gaming Commission unanimously granted the approvals necessary for the Company to complete its previously announced transaction with Gaming & Leisure Properties, Inc. (NASDAQ: GLPI) (“GLPI”).

Anthony Sanfilippo, Chief Executive Officer of Pinnacle Entertainment, stated, “We are pleased to have achieved another significant milestone in completing our proposed transaction with Gaming and Leisure Properties. Pinnacle would like to acknowledge the Missouri Gaming Commission and its professional staff for their diligent efforts in completing the review process, and for granting the approvals necessary to close the transaction in an expeditious manner.

“Today’s unanimous approval by the Missouri Gaming Commission leaves only one remaining gaming regulatory approval needed before completing our proposed transaction with Gaming and Leisure Properties. We anticipate having our applications related to the transaction considered for approval by the Louisiana Gaming Control Board at its upcoming meeting in April. We plan to complete the transaction as soon as possible after obtaining this last gaming regulatory approval that is required before closing,” concluded Mr. Sanfilippo.

On July 21, 2015, PNK and GLPI jointly announced a transaction in which Pinnacle will spin off its operating business and the real property of Belterra Park Gaming & Entertainment Center into a separately traded public company (“OpCo”) and the real estate assets held by the remaining company (“PropCo”) will be acquired by GLPI. As consideration for the real estate assets in PropCo, Pinnacle shareholders will receive a fixed exchange ratio of 0.85 of a share of GLPI common stock per share of Pinnacle common stock they own. Pinnacle shareholders will also receive one share of OpCo common stock for each share of Pinnacle common stock they own.

After the close of the transaction, Pinnacle will operate the leased gaming facilities under a triple-net Master Lease agreement with GLPI and will pay initial annual rent of $377 million. The transaction is subject to customary closing conditions and additional regulatory approvals.

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Forward Looking Statements

All statements included in this press release, other than historical information or statements of historical fact, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words such as, but not limited to, “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “could,” “may,” “will,”

“should,” and similar expressions are intended to identify forward-looking statements. Such forward-looking statements, may include, without limitation, statements regarding the transaction between the Company and GLPI whereby the Company would sell its real estate assets to GLPI and spin-off the Company’s operations into a new public company; and the consummation of the transaction and the timing thereof. All forward-looking statements rely on a number of assumptions, estimates and data concerning future results and events and are subject to a number of uncertainties and other factors, many of which are outside the Company’s control that could cause actual results to differ materially from actual those reflected in such statements. There is no assurance that a transaction with GLPI will be completed on any particular timeframe or at all. Accordingly, Pinnacle cautions that the forward-looking statements contained herein are qualified by these and other important factors and uncertainties that could cause results to differ materially from those reflected by such statements. For more information on the potential factors, please review the Company’s filings with the Securities and Exchange Commission, including, but not limited to, its Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K.

Additional Information

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. In connection with the proposed transaction between GLPI and Pinnacle, GLPI has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-206649) that includes a definitive joint proxy statement of GLPI and Pinnacle that also constitutes a prospectus of GLPI. This communication is not a substitute for the joint proxy statement/prospectus or any other document that GLPI or Pinnacle may file with the SEC or send to their shareholders in connection with the proposed transaction. The registration statement on Form S-4 was declared effective by the SEC on February 16, 2016. Pinnacle mailed the definitive proxy statement/prospectus to its stockholders on or about February 16, 2016, and its stockholders approved the transaction on March 15, 2016. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS FILED AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain free copies of the definitive joint proxy statement/prospectus and other relevant documents filed by GLPI and Pinnacle with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by GLPI are available free of charge on GLPI’s investor relations website at investors.glpropinc.com or by contacting GLPI’s investor relations representative at (203) 682-8211. Copies of the documents filed with the SEC by Pinnacle are available free of charge on Pinnacle’s investor relations website at investors.pnkinc.com or by contacting Pinnacle’s investor relations department at (702) 541-7777.

About Pinnacle Entertainment

Pinnacle Entertainment, Inc. owns and operates 15 gaming entertainment businesses, located in Colorado, Indiana, Iowa, Louisiana, Mississippi, Missouri, Nevada and Ohio. Pinnacle holds a majority interest in the racing license owner, as well as a management contract, for Retama Park Racetrack outside of San Antonio, Texas.

Contact:

Vincent J. Zahn, CFA

Vice President & Treasurer

702-541-7777/investors@pnkmail.com

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